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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING
HELD ON 5 NOVEMBER 2014

The Company announces that the proposed resolutions set out in the notice of the EGM were duly passed by the Independent Shareholders by way of poll at the EGM held on 5 November 2014.

Reference is made to the circular of the Company dated 20 October 2014 (the “Circular”) in relation to, among other things, the following:

(1)	proposed subscriptions of Datang Pre-emptive Shares and Datang Pre-emptive Bonds by Datang and the Datang Supplemental Agreement;

(2)	proposed subscription of Country Hill Pre-emptive Shares by Country Hill;

(3)	proposed Datang Pre-emptive Specific Mandate to create and issue the Datang Pre-emptive Bonds and to allot and issue the Datang Pre-emptive Shares and the Datang Conversion Shares on conversion of the Datang Pre-emptive Bonds; and

(4)	proposed Country Hill Pre-emptive Specific Mandate to allot and issue the Country Hill Pre-emptive Shares.

Unless otherwise specified, capitalised terms used herein shall have the same meanings as defined in the Circular.

The Company announces that the proposed resolutions set out in the notice of the EGM contained in the Circular were duly passed by the Independent Shareholders by way of poll at the EGM held on 5 November 2014.

As at the date of the EGM, the total number of Shares entitling the holders to attend and vote for or against the ordinary resolutions numbered 1 in respect of the proposed subscriptions of Datang Pre-emptive Shares and Datang Pre-emptive Bonds by Datang and the Datang Supplemental Agreement was 28,774,965,097 Shares. As at the date of the EGM, the total number of Shares entitling the holders to attend and vote for or against the ordinary resolution numbered 2 in respect of the proposed subscription of Country Hill Pre-emptive Shares by Country Hill was 31,285,212,908 Shares. As at the date of the EGM, the total number of Shares entitling the holder to attend the EGM and abstain from voting in favour of the proposed resolutions as set out in Rule 13.40 of the Listing Rules at the EGM was nil Shares. As set out in the Circular and in accordance with the Listing Rules, Datang and its associates, being connected persons of the Company in respect of the proposed subscriptions of Datang Pre-emptive Shares and Datang Pre-emptive Bonds by Datang and the Datang Supplemental Agreement holding an aggregate of 6,116,138,341 Shares representing approximately 17.53% of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolution numbered 1 to approve the Datang Pre-emptive Share Subscription Agreement, the issue of the Datang Pre-emptive Shares, the Datang Pre-emptive Bond Subscription Agreement, the issue of the Datang Pre-emptive Bonds, the Datang Supplemental Agreement and the Datang Pre-emptive Specific Mandate; Country Hill and its associates, being connected persons of the Company in respect of the proposed subscription of Country Hill Pre-emptive Shares by Country Hill holding an aggregate of 3,605,890,530 Shares representing approximately 10.33% of the total issued share capital of the Company as at the date of the EGM, were required to abstain from voting on the ordinary resolution numbered 2 to approve the Country Hill Pre-emptive Subscription Agreement, the issue of the Country Hill Pre-emptive Shares and the Country Hill Pre-emptive Specific Mandate. The Company confirms that each of Datang and Country Hill has abstained from voting at the EGM pursuant to the aforesaid requirements. There were no Shares entitling the holders to attend and vote only against any of the resolutions at the EGM.

The number of Shares represented by votes for and against the respective resolutions at the EGM was as follows:

No. of Votes (%)
ORDINARY RESOLUTIONS	FOR	AGAINST

2.	(a)	To approve, confirm and ratify the Datang Pre-emptive Share Subscription Agreement in relation to the issue of the Datang Pre-emptive Shares and the transactions contemplated thereby.#	9,519,638,137 (97.69%)	224,681,050 (2.31%)

	(b)	To approve the issue of the Datang Pre-emptive Shares to Datang pursuant to the terms and conditions of the Datang Pre-emptive Share Subscription Agreement.#

	(c )	To approve, confirm and ratify the Datang Pre-emptive Bond Subscription Agreement in relation to the issue of the Datang Pre-emptive Bonds and the transactions contemplated thereby.#

(d)
To approve, subject to
the completion of the
Datang Pre-emptive Bond
Subscription Agreement,
the creation and issue of
the Datang Pre-emptive
Bonds to Datang pursuant
to the terms and
conditions of the Datang
Pre-emptive Bond
Subscription Agreement.#

	(e)	To approve the Datang Supplemental Agreement in relation to amendments of the pre-emptive rights provision in the Datang Share Purchase Agreement.#

(f)
To authorise and grant a
specific mandate to the
directors of the Company
to allot, issue and deal
with the Datang
Pre-emptive Shares and
the Datang Conversion
Shares upon exercise of
the conversion rights
attaching to the Datang
Pre-emptive Bonds on and
subject to the terms and
conditions of the Datang
Pre-emptive Share
Subscription Agreement,
the Datang Pre-emptive
Bond Subscription
Agreement and the Datang
Pre-emptive Bonds.#

(g)
To authorise any
director(s) of the
Company to enter into any
agreement, deed or
instrument and/or to
execute and deliver all
such documents and/or do
all such acts on behalf
of the Company as he/she
may consider to be
necessary, desirable or
expedient for the
purpose of, or in
connection with (i) the
implementations and
completion of the Datang
Pre-emptive Share
Subscription Agreement,
the Datang Pre-emptive
Bond Subscription
Agreement, the Datang
Supplemental Agreement
and transactions
contemplated thereunder
and/or (ii) any
amendment, variation or
modification of the
Datang Pre-emptive Share
Subscription Agreement,
the Datang Pre-emptive
Bond Subscription
Agreement, the Datang
Supplemental Agreement
and the transactions
contemplated thereunder.#

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2.	(a)	To approve, confirm and ratify the Country Hill Pre-emptive Subscription Agreement in relation to the issue of the Country Hill Pre-emptive Shares and the transactions contemplated thereby.#	12,051,246,148 (98.34%)	203,258,350 (1.66%)

	(b)	To approve the issue of the Country Hill Pre-emptive Shares to Country Hill pursuant to the terms and conditions of the Country Hill Pre-emptive Subscription Agreement.#

(c )
To authorise and grant a
specific mandate to the
directors of the Company
to allot, issue and deal
with Country Hill
Pre-emptive Shares, on
and subject to the terms
and conditions of the
Country Hill Pre-emptive
Subscription Agreement.#

(d)
To authorise any
director(s) of the
Company to enter into any
agreement, deed or
instrument and/or to
execute and deliver all
such documents and/or do
all such acts on behalf
of the Company as he/she
may consider to be
necessary, desirable or
expedient for the
purpose of, or in
connection with (i) the
implementations and
completion of the Country
Hill Pre-emptive
Subscription Agreement
and transactions
contemplated thereunder
and/or (ii) any
amendment, variation or
modification of the
Country Hill Pre-emptive
Subscription Agreement
and the transactions
contemplated thereunder.#

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

# The full text of the resolution is set out in the Notice of EGM dated 20 October 2014.

Computershare Hong Kong Investor Services Limited, Hong Kong branch share registrar of the Company, acted as the scrutineer for the vote-taking at the EGM. The work performed by Computershare Hong Kong Investors Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

Semiconductor Manufacturing International Corporation
Gareth Kung
Company Secretary

Shanghai, 5 November 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan

Carmen I-Hua Chang